Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operation

General

The following discussion and analysis provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read together with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. This information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 7, 2017, including the annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes included therein.

This Report of Foreign Private Issuer on Form 6-K of Intec Pharma Ltd. contains forward looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are made as of the date of this Report of Foreign Private Issuer on Form 6-K, and the Company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the Company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, and include the following: the Company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the Company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the Company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the Company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

All references to “we,” “us,” “our,” “Intec”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Intec Pharma Ltd., unless the context otherwise requires.

Overview

We are a clinical stage biopharmaceutical company focused on developing drugs based on our proprietary Accordion Pill platform technology, which we refer to as the Accordion Pill. Our Accordion Pill is an oral drug delivery system that is designed to improve the pharmacokinetics profile, or PK, of various drugs with a corresponding improvement in efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention, or GR, and specific release mechanism. Our platform technology combines drugs and FDA-approved inactive ingredients into polymeric films that are welded into a planar structure, folded into the shape of an accordion and placed inside a capsule that is designed to be retained in the stomach for nine to 12 hours, as compared to two to three hours for other solid dosage forms, thereby prolonging the absorption phase of the drug in the upper part of the GI tract. Based on the results of our more than 30 clinical trials with 3,000 administrations, we believe that our accordion pill technology has the potential for multiple collaborations to improve delivery and absorption of a variety of drugs on the market and in development, including, in particular, poorly soluble drugs.

Our product pipeline currently includes several product candidates in various clinical trial stages. Our leading product candidate, Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have successfully completed a Phase II clinical trial for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and have agreed with the U.S. Food and Drug Administration, or the FDA, on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. We enrolled the first patient in the pivotal Phase III trial for AP-CDLD in April 2016 and we currently expect to complete patient enrollment in the trial during the third quarter of 2018.

In our correspondence with the FDA, the FDA previously agreed that an acceptable regulatory pathway for AP-CDLD would be to file a new drug application, or NDA, pursuant to Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA, which is a streamlined approval pathway that may accelerate the time to commercialize and decrease the costs of FDA approval for AP–CDLD, as compared to those typically associated with a new chemical entity.

In March 2016, we completed a Phase I clinical trial for one of our pipeline product candidates that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug, or NSAID, induced ulcers. The PK results demonstrated in the Phase I trial were within the well-defined safety levels of the drug, which enable us to proceed with further development of the Accordion Pill with the existing drug.

In addition, we have initiated a new clinical development program for our Accordion Pill platform with the two primary cannabinoids contained in cannabis sativa, which we refer to as AP-CBD/THC. We are formulating and testing cannabidiol, or CBD, and 9-tetrahydrocannabinol, or THC, for the treatment of various indications, including low back neuropathic pain and fibromyalgia. AP-CBD/THC is designed to extend the absorption phase of CBD and THC, resulting in more consistent levels for an improved therapeutic effect hopefully addressing several major drawbacks of current methods of treatments, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels. In March 2017, we initiated a Phase I single-center, single- dose, randomized, three-way crossover clinical trial in Israel to compare the safety, tolerability and PK of AP-THC/CBD with Sativex®, a commercially available oral buccal spray containing CBD and THC. Initial results demonstrate that the Accordion Pill platform is well suited to safely deliver CBD and THC with significant improvements in exposure compared with Sativex. In the trial, the median time of peak concentration for AP-THC/CBD was two to three times longer than Sativex and absorption was significantly higher.

Basis of Presentation

Our condensed consolidated interim financial statements as of September 30, 2017 and for the three and nine months then ended, or the condensed consolidated interim financial statements, have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards, or IFRS. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison of Nine Months Ended September 30, 2017 and 2016

Research and Development Expenses, Net

Our research and development expenses, net, for the nine-month period ended September 30, 2017 amounted to approximately $15.4 million, an increase of $7.4 million, or approximately 93%, compared to approximately $8.0 million in the comparable period in the preceding year. The increase was primarily due to increased activity in our Phase III clinical trial for our lead product, AP-CDLD, payroll and related expenses and a decrease in the Israeli National Authority for Technological Innovation’s, or NATI, participation in research and development expenses from $3.1 million in 2016 to $0 in 2017 as the Company decided not to accept the NATI grant given its conditions.

General and Administrative Expenses

Our general and administrative expenses for the nine-month period ended September 30, 2017 amounted to approximately $3.6 million, an increase of $1.3 million, or approximately 57%, compared to approximately $2.3 million in the comparable period in the preceding year. The increase was primarily due to the increases in share-based compensation to employees, payroll and related expenses and professional services.

Financial Income (Expense), Net

Our financial expense, net for the nine-month period ended September 30, 2017 amounted to approximately $31,000 compared to financial income of $474,000 recorded in the comparable period in the preceding year. The financial expense for the nine-month period ended September 30, 2017 resulted primarily from change in fair value of derivative financial instruments, offset by income from foreign currency exchange and income from interest on cash equivalents and bank deposits.

Loss and Comprehensive Loss

As a result of the foregoing research and development, net, general and administrative expenses, financial income, net, as well as our failure to generate revenues since our inception, for the nine-month period ended September 30, 2017, our loss and comprehensive loss was approximately $18.9 million, an increase of $9.2 million, or approximately 95%, compared to our loss and comprehensive loss for the nine-month period ended September 30, 2016 of approximately $9.7 million. This increase primarily resulted from an increase in expenses related to our Phase III clinical trial for AP-CDLD, payroll and related expenses, share-based compensation to employees and professional services and a decrease in participation in research and development expenses from NATI.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings (in Israel and in the United States) of our equity securities, grants from NATI and grants from other organizations such as the Michael J. Fox Foundation, as well as payments received under feasibility and related agreements that we have entered into with multinational pharmaceutical companies, pursuant to which we have historically been entitled to full coverage of our development costs with regard to the projects specified in those agreements.

As of September 30, 2017, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $64.7 million. As of December 31, 2016, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $18.2 million. During the nine-month period ended September 30, 2017, we used approximately $17.1 million in operating and investing activities, which was offset by a private placement of 2,289,638 ordinary shares to various investors at a price of $4.40 per share, for net proceeds to us of approximately $9.5 million and by a public offering of 12,224,500 ordinary shares at a price of $4.70 per share, for net proceeds to us of approximately $53.6 million.

Net cash used in operating activities was approximately $15 million for the nine-month period ended September 30, 2017 compared with net cash used in operating activities of approximately $9.6 million for the nine-month period ended September 30, 2016. This increase resulted primarily from the increase in our loss and comprehensive loss that was primarily due to our Phase III clinical trial for AP-CDLD which was partially offset by a decrease in changes in accounts receivables and an increase in changes in accounts payable and accruals that are related to our Phase III clinical trial for AP-CDLD.

We had negative cash flow from investing activities of approximately $2.2 million for the nine-month period ended September 30, 2017 primarily due to the purchase of property and equipment. We had immaterial cash flow from investing activities for the nine-month period ended September 30, 2016.

Current Outlook

We are engaged in research and development activities and have not yet generated revenues from our operations. Accordingly, there is no assurance that our operations will generate positive cash flows. As of September 30, 2017, our cumulative losses were approximately $81 million. Our management expects that we will continue to incur losses from our operations in the foreseeable future, which will result in negative cash flows from operating activities.

We plan to fund our future operations through submission of grant applications to governmental authorities and private funds, license agreement with third parties and raising capital from the public and/or private investors and/or institutional investors. Our current cash resources are not sufficient to complete the research and development of all of our products. We will need to raise additional capital in order to complete the development of the product AP-CDLD. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations and the research and development of our products.

Our management believes our cash resources as of September 30, 2017 will allow us to fund our operating plan through at least 12 months from the date of this Report of Foreign Private Issuer on Form 6-K. If we are unsuccessful in executing the abovementioned plans, we may need to make the necessary changes to our operations to reduce the level of expenditures in line with available resources.

For more information see note 1a(2) in our condensed consolidated interim financial statements for the nine months ended September 30, 2017.